BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907



Jan 31, 2006



Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Jan 31, 2006, the following messages.

- Bridgestone to Raise Dividend Projection

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615
www.bridgestone.co.jp

# Bridgestone to Raise Dividend Projection

Tokyo (January 31, 2006)—Bridgestone Corporation announced today that management has revised their projection for the year-end dividend for fiscal 2005 to ¥14, from ¥10. In revising the dividend projection, management has taken into consideration the company's solid earnings performance during 2005.

Bridgestone dividends

| | Interim | Year-end | Total |
|---|---|---|---|
| Original dividend projection announced on August 9, 2005 | ¥10 | ¥10 | ¥20 |
| Revised dividend projection announced today | ¥10 | ¥14 | ¥24 |
| Dividends paid for fiscal 2004 | ¥8 | ¥11 | ¥19 |

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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